EXHIBIT 3.1

Certificate of Amendment
to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

Q BioMed Inc.

2.      The articles have been amended as follows: (provide article numbers, if available)

Article 5 shall be replaced in its entirety to read:

“5.      Authorized Shares:

The aggregate number of shares, which the corporation shall have authority to issue, shall consist of 250,000,000 shares of Common Stock, having a $0.001 par value per share, and 100,000,000 shares of Preferred Stock, each having a $0.001 par value per share.  The Common and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders.  The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.  The Board of Directors may issue such share of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.”

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:  55.23%

4.	Effective date and time of filing: Effective upon filing.

5.	Signature:

/s/ Denis Corin
Name:	Denis Corin
Title:	Chief Executive Officer
Date:	October 27, 2015